   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 17, 2000

                                                      REGISTRATION NO. 333-26487
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                     -------------------------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-6
                     -------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                     -------------------------------------

A. EXACT NAME OF TRUST:
                             CORPORATE INCOME FUND
                   PREFERRED SECURITIES PORTFOLIO SERIES 100
                              DEFINED ASSET FUNDS


B. NAME OF DEPOSITORS:


                   MERRILL LYNCH, PIERCE, FENNER & SMITH INC.
                           DEAN WITTER REYNOLDS INC.
                            PAINEWEBBER INCORPORATED


C. COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:


                        MERRILL LYNCH, PIERCE, FENNER &
                               SMITH INCORPORATED
                         UNIT INVESTMENT TRUST DIVISION
                                 P.O. BOX 9051
                            PRINCETON, NJ 08543-9051

DEAN WITTER REYNOLDS INC.
     TWO WORLD TRADE
   CENTER--59TH FLOOR
   NEW YORK, NY 10048                                 PAINEWEBBER INCORPORATED
                                                         1285 AVENUE OF THE
                                                              AMERICAS
                                                         NEW YORK, NY 10019

D. NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

   DOUGLAS LOWE, ESQ.        TERESA KONCICK, ESQ.         ROBERT E. HOLLEY
DEAN WITTER REYNOLDS INC.        P.O. BOX 9051           1285 AVENUE OF THE
     TWO WORLD TRADE       PRINCETON, NJ 08543-9051           AMERICAS
   CENTER--59TH FLOOR                                    NEW YORK, NY 10019
   NEW YORK, NY 10048

                                  COPIES TO:
                            PIERRE DE SAINT PHALLE,
                                     ESQ.
                             450 LEXINGTON AVENUE
                              NEW YORK, NY 10017

E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the Registration Statement.


THE REGISTRANT HEREBY REQUESTS THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           DEFINED ASSET FUNDS--REGISTERED TRADEMARK--
                           ----------------------------------------------------


                           CORPORATE INCOME FUND
                           PREFERRED SECURITIES PORTFOLIO SERIES 100
                           (A UNIT INVESTMENT TRUST)
                           -  DESIGNED FOR TOTAL RETURN
                             -- CURRENT INCOME
                             --CAPITAL APPRECIATION
                           -  MONTHLY INCOME DISTRIBUTIONS

SPONSORS:
MERRILL LYNCH,             -----------------------------------------------------
PIERCE, FENNER & SMITH     The Securities and Exchange Commission has not
INCORPORATED               approved or disapproved these Securities or passed
DEAN WITTER REYNOLDS       upon the adequacy of this prospectus. Any
I+NC.                      representation to the contrary is a criminal offense.
PAINEWEBBER INCORPORATED   Prospectus dated February 17, 2000.

--------------------------------------------------------------------------------

Defined Asset Funds--Registered Trademark--

Defined Asset Funds-Registered Trademark- is America's oldest and largest family of unit investment trusts, with over $160 billion sponsored over the last 28 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.


Defined Asset Funds offer a number of advantages:
  - A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
  - Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
  - Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
  - Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
  - Ongoing supervision: We monitor each portfolio on an ongoing basis.
No matter what your investment goals, risk tolerance or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.


CONTENTS
                                       PAGE
                                        --
Risk/Return Summary and Portfolio....    3
What You Can Expect From Your
  Investment.........................    6
  Monthly Income.....................    6
  Return Figures.....................    6
  Records and Reports................    6
The Risks You Face...................    7
  Interest Rate Risk.................    7
  Call Risk..........................    7
  Reduced Diversification Risk.......    7
  Liquidity Risk.....................    7
  Concentration Risk.................    7
  Ratings Risk.......................    8
  Litigation Risk....................    8
Selling or Exchanging Units..........    8
  Sponsors' Secondary Market.........    8
  Selling Units to the Trustee.......    8
  Exchange Option....................    9
How The Fund Works...................    9
  Pricing............................    9
  Evaluations........................   10
  Income.............................   10
  Expenses...........................   10
  Portfolio Changes..................   11
  Fund Termination...................   11
  Certificates.......................   12
  Trust Indenture....................   12
  Legal Opinion......................   12
  Auditors...........................   12
  Sponsors...........................   13
  Trustee............................   13
  Underwriters' and Sponsors'
    Profits..........................   13
  Public Distribution................   13
  Code of Ethics.....................   13
  Year 2000 Issues...................
  Advertising and Sales Literature...
Taxes................................   14
Supplemental Information.............   14
Financial Statements.................   15
  Report of Independent Accountants..   15
  Statement of Condition.............   15

--------------------------------------------------------------------------------
RISK/RETURN SUMMARY


 1.  WHAT IS THE FUND'S OBJECTIVE?
     The Fund seeks total return through a
     combination of current interest income
     and capital appreciation by investing in a fixed portfolio consisting primarily of long-term trust preferred securities.

 2.  WHAT ARE TRUST PREFERRED SECURITIES?
  -  When a company issues trust preferred
     securities it first creates a trust.
  -  The company then signs a junior
     subordinated debenture and deposits it
     into the trust. The debenture is the
     trust's only asset.
  -  The trust issues securities (trust
     preferred securities) that have terms
     identical to the debenture. When the
     company makes interest payments on the
     debenture, that money is used to make
     payments on the trust preferred
     securities.
  - From an investor's perspective, investing in the company's trust preferred securities is just like purchasing the company's unsecured junior subordinated debt. The trust preferred securities and the junior subordinated debentures rank senior to the company's common and preferred stock and junior to the company's senior debt, subordinated debt and other indebtedness.

 3.  WHAT ARE PUBLIC INCOME NOTES?
  - Public Income Notes (PINES) are issued by companies or other institutions to raise money to use in their business or to fund their activities. In return, they pay a fixed rate of interest and principal at maturity.

 4.  WHAT IS THE FUND'S INVESTMENT STRATEGY?
  -  The Fund plans to hold to maturity 19
     trust preferred securities with an
     aggregate face amount of $9,275,000, 2
     public income notes with an aggregate
     face amount of $725,000 and some U.S.
     Treasury notes reserved to pay the
     deferred sales fee. The Fund is a unit
     investment trust which means that, unlike a mutual fund, the Fund's portfolio is not managed. The securities in the Portfolio were selected by the Agent for the Sponsors. The criteria used in the selection process is as follows:
     (1) issues must have at least three to
     five years of call protection;
     (2) no sinking funds, adjustables,
         exchangeable capital securities
         (X-caps) or partnerships;
     (3) issues must have investment grade
         ratings (baa3/ BBB- or better);
     (4) the credit outlook for the issuer
     should be stable to improving, and not be on credit watch for a downgrade;

     (5) with some exceptions, maximum premium of 4% over the call prices;

     (6) NYSE listing; and

     (7) more than $30 million of debt
         outstanding.

  -  34% of the securities are rated in the
     category BBB and 66% of the Securities
     are rated A or better by Standard &
     Poor's, Moody's.

     The Portfolio consists of securities in
     the following industries:



  -  Banking                                         15%
  -  Electric Utilities                              34%
  -  Financial                                       19%
  -  Gas Utilities                                    5%
  -  Industrial                                      15%
  -  Insurance                                       10%
  -  U.S. Government                                 2%



 5.  WHAT IS PARTIAL CALL PROTECTION?

     In periods of falling interest rates,
     securities may be prepaid or "called" at the option of the issuer before its expected maturity. However, the securities in this Fund have partial call protection meaning that the issuer may not call the securities for a number of years, approximately 3 to 5, and after that, the securities generally may only be called par.
 6.  WHAT ARE THE SIGNIFICANT RISKS?

     YOU CAN LOSE MONEY BY INVESTING IN THE
     FUND. THIS CAN HAPPEN FOR VARIOUS
     REASONS, INCLUDING:
  -  Rising interest rates and an issuer's
     worsening financial condition can reduce the price of your units.
  -  Because the Fund is concentrated in
     securities in the electric utility
     industry, adverse developments in this
     industry may affect the value of your
     units.
  -  Generally, securities with longer
     maturities will change in value more than securities with shorter maturities.
  -  Assuming no changes in interest rates,
     when you sell your units, they will
     generally be worth less than your cost
     because your cost included a sales fee.

--------------------------------------------------------------------------------
                               Defined Portfolio
-------------------------------------------------------------------


Preferred Securities Portfolio Series 100



                                                                                 RATINGS OF ISSUES (2)
                                                                                 ---------------------
                                                                                 STANDARD &                 COST
PORTFOLIO TITLE                                          COUPON    MATURITY (1)    POOR'S     MOODY'S    TO FUND (3)
---------------------------------------------------------------------------------------------------------------------

   BANKING (15 %)

 1. $500,000 BNY Capital IV, 6.875% Trust Preferred       6.875%   12/01/2028    A-           a1          $410,000.00
    Securities Series E

 2. $450,000 Chase Capital V, 7.03% Capital Securities,   7.03     03/31/2028    A-           aa3          391,500.00
    Series E

 3. $500,000 Fleet Capital Trust III, 7.05% Trust         7.05     03/31/2028    BBB+         a2           419,500.00
    Originated Preferred SecuritiesSM

   ELECTRIC UTILITY (34 %)

 4. $500,000 BGE Capital Trust I, 7.16% rust Originated   7.16     06/30/2038    A-           a2           425,000.00
    Preferred SecuritiesSM

 5. $225,000 DQE Capital Corporation, 8.375% Public       8.375    09/15/2039    BBB          baa2         216,000.00
    Income Notes

 6. $225,000 HECO Capital Trust II, 7.30% Cumulative      7.30     12/15/2028    BBB-         baa1         190,125.00
    Quarterly Income Preferred Securities, Ser. 1998

 7. $525,000 Met - Ed Capital Trust, 7.35% Trust          7.35     09/01/2039    BBB+         a3           462,000.00
    Preferred Securities

 8. $500,000 Northwestern Capital Financing I, 7.20%      7.20     12/31/2038    A-           a3           432,000.00
    Trust Preferred Capital Securities

 9. $525,000 PSCO Capital Trust I, 7.60% Trust            7.60     06/30/2038    BBB          baa1         459,900.00
    Originated Preferred SecuritiesSM

10. $525,000 TXU Capital II, 8.70% Trust Originated       8.70     12/31/2034    BBB-         baa3         506,100.00
    Preferred SecuritiesSM

11. $500,000 Yorkshire Capital Trust I, 8.08% Trust       8.08     06/30/2038    BBB-         baa2         407,500.00
    Securities

   FINANCIAL (19 %)

12. $500,000 American General Capital I, 7.875% Trust     7.875    09/30/2048    A            a2           482,000.00
    Originated Preferred SecuritiesSM

13. $500,000 AT&T Capital Corporation, 8.25% Senior       8.25     11/15/2028    A+           a1           490,000.00
    Public Income Notes


----------------------------

(1) Approximately 67% of the Securities are callable beginning in 2003 and 33% are callable beginning in 2004. Redemption pursuant to refunding redemption provisions generally will occur at times when the redeemed Preferred Stocks have an offering side valuation which represents a premium over par or stated value. If the Securities were deposited in the Fund at a price higher than the price at which they are redeemed, this will represent a loss of capital. However, if the Securities were acquired at a price lower than the redemption price, this will represent an increase in capital. The principal amount and any premium received on redemption of Securities will be distributed to Unitholders. Monthly income will be reduced by the amount of income that would have otherwise been paid on a redeemed Security. The estimated current return in this event may be affected by such redemptions. The Federal tax effect of such redemptions and resultant distributions is described later in this prospectus under "Taxes."


(2) Quality ratings on preferred securities are expressed by symbols like those used in rating bonds. They are independent of bond ratings, however, in the sense that they are not necessarily downgraded when the debt of the same company is downgraded. Ratings A through AAA indicate good to highest quality bonds with a strong to very strong capacity to pay interest and repay principal. "NR" indicates that no rating has been assigned.


(3) 100% of the securities were deposited at a discount from par. Sponsors' profit on deposit was $45,888.13.


(4) The interest and principal on these securities will be used to pay the deferred sales charge obligations of the investors, and these amounts are not included in the calculation of Estimated Current and Long Term Returns.

                      ------------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   SECURITIES FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------

-------------------------------------------------------------------


Preferred Securities Portfolio Series 100



                                                                                RATINGS OF ISSUES (2)
                                                                                STANDARD &                  COST
PORTFOLIO TITLE                                         COUPON    MATURITY (1)    POOR'S     MOODY'S    TO FUND (3)
---------------------------------------------------------------------------------------------------------------------

   FINANCIAL (19 %)--(CONTINUED)

14. $450,000 Bear Stearns Capital Trust II, 7.50%        7.50%    12/15/2028    BBB          a3           $396,000.00
    Trust Issued Preferred Securities

15. $500,000 Nationwide Financial Services Capital       7.10     10/31/2028    A-           a1            417,500.00
    Trust II, 7.10% Trust Preferred Securities

   GAS UTILITY (5 %)

16. $500,000 Alberta Energy Company Ltd., 9.50%          9.50     09/30/2047    BBB-         baa2          496,000.00
    Preferred Securities

   INDUSTRIAL (15 %)

17. $525,000 Cameco Corporation, 8.75% Preferred         8.75     09/30/2047    BBB          baa1          467,250.00
    Securities

18. $500,000 International Paper Capital Trust III,      7.875    12/01/2038    BBB-         baa1          445,000.00
    7.875% Capital Securities

19. $525,000 TransCanada PipeLines Limited, 8.25%        8.25     10/01/2047    BBB          a3            481,687.50
    Preferred Securities

   INSURANCE (10 %)

20. $525,000 Ace Capital Trust I, 8.875% Trust           8.875    12/31/2029    BBB          a2            483,000.00
    Originated Preferred SecuritiesSM

21. $500,000 Hartford Life Capital I, 7.20% Trust        7.20     06/30/2038    A-           a2            426,000.00
    Preferred Securities, Series A

   U.S. GOVERNMENT (2 %)

22. $250,000 United States Treasury Notes (4)           5.75-     06/30/01-     AAA          Aaa           247,650.00
                                                         6.25     06/30/02
                                                                                                       --------------
                                                                                                        $9,151,712.50
                                                                                                       ==============


----------------------------

(1) Approximately 67% of the Securities are callable beginning in 2003 and 33% are callable beginning in 2004. Redemption pursuant to refunding redemption provisions generally will occur at times when the redeemed Preferred Stocks have an offering side valuation which represents a premium over par or stated value. If the Securities were deposited in the Fund at a price higher than the price at which they are redeemed, this will represent a loss of capital. However, if the Securities were acquired at a price lower than the redemption price, this will represent an increase in capital. The principal amount and any premium received on redemption of Securities will be distributed to Unitholders. Monthly income will be reduced by the amount of income that would have otherwise been paid on a redeemed Security. The estimated current return in this event may be affected by such redemptions. The Federal tax effect of such redemptions and resultant distributions is described later in this prospectus under "Taxes."


(2) Quality ratings on preferred securities are expressed by symbols like those used in rating bonds. They are independent of bond ratings, however, in the sense that they are not necessarily downgraded when the debt of the same company is downgraded. Ratings A through AAA indicate good to highest quality bonds with a strong to very strong capacity to pay interest and repay principal. "NR" indicates that no rating has been assigned.


(3) 100% of the securities were deposited at a discount from par. Sponsors' profit on deposit was $45,888.13.


(4) The interest and principal on these securities will be used to pay the deferred sales charge obligations of the investors, and these amounts are not included in the calculation of Estimated Current and Long Term Returns.

                      ------------------------------------


                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   SECURITIES FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------
RISK/RETURN SUMMARY (CONTINUED)


  -  If securities are called or sold before
     they mature, your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity.
  -  The Portfolio contains securities rated
     in the BBB category, which is the lowest
     "investment grade" rating assigned. These securities may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payment on these securities than is the case with higher rated securities.
  -  From an investor's point of view, trust
     preferred securities are designed to
     create the same business risk as if the
     investor had bought the company's
     unsecured junior subordinated debt with
     the same terms directly from the company.
     These risks are more fully discussed
     later in this prospectus under "The Risks
     You Face--Trust Preferred Security Risk."

 7.  IS THIS FUND APPROPRIATE FOR YOU?
     Yes, if you want current monthly income.
     You will benefit from a professionally
     selected and supervised portfolio whose
     risk is reduced by investing in
     securities of several different issuers.
     The Fund is NOT appropriate for you if
     you want a speculative investment that
     changes to take advantage of market
     movements or if you cannot tolerate any
     risk.


        DEFINING YOUR INCOME AND ESTIMATING YOUR RETURN


     WHAT YOU MAY EXPECT
     Regular Monthly Income per 1,000 units
     (beginning 3/25/00):                            $ 6.35
     Annual Income per 1,000 units:                  $76.22
     RECORD DAY: 10th day of each month

     THESE FIGURES ARE ESTIMATES ON THE BUSINESS DAY BEFORE
     THE INITIAL DATE OF DEPOSIT; ACTUAL PAYMENTS MAY VARY.



     Estimated Current Return                           8.23%
     Estimated Long Term Return                         8.46%

     THESE RETURNS WILL VARY (SEE PAGE 6)




 8.  WHAT ARE THE FUND'S FEES AND EXPENSES?

     This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Fund.


     INVESTOR FEES

                                              3.50%
     Maximum Sales Fee (Load) on new
     purchases (as a percentage of $1,000
     invested)


     You will pay an up-front sales fee of 1.00%, as well as a total deferred sales fee of $25.00
     (beginning in August, 2000, four quarterly payments of $3.13 per 1,000 units and then four quarterly payments of $3.12 per 1,000 units).
     Employees of some of the Sponsors and their affiliates may be charged a reduced sales fee of no less than $5.00 per 1,000 Units.

     The maximum sales fee is reduced if you invest at least $100,000, as follows:


                               YOUR MAXIMUM
                                SALES FEE
          IF YOU INVEST:         WILL BE:
          --------------       ------------
     Less than $100,000            3.50%
     $100,000 to $249,999          3.25%
     $250,000 to $499,999          3.00%
     $500,000 to $999,999          2.75%
     $1,000,000 and over           2.50%

     Maximum Exchange Fee          2.50%

     ESTIMATED ANNUAL FUND OPERATING EXPENSES


                                      AS A % OF        AMOUNT
                                       $1,000        PER 1,000
                                      INVESTED         UNITS
                                      ---------      ---------
                                       .080  %         $0.72
     Trustee's Fee
                                       .060  %         $0.56
     Portfolio Supervision,
     Bookkeeping and
     Administrative Fees
     (including updating
     expenses)
                                       .034  %         $0.32
     Evaluator's Fee
                                       .036  %         $0.33
     Other Operating Expenses
                                      -------          -----
                                       .210  %         $1.93
     TOTAL



     The Sponsor historically paid updating
     expenses.



                                                       AMOUNT
                                                     PER 1,000
                                                       UNITS
                                                     ---------
                                                       $2.00
     ORGANIZATION COSTS (deducted from
     Fund assets at the close of the
     initial offering period)

     EXAMPLE
     This example may help you compare the
     cost of investing in the Fund to the cost of investing in other funds.
     The example assumes that you invest
     $10,000 in the Fund for the periods
     indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Fund's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:


     1 Year  3 Years  5 Years  10 Years
      $391    $437     $487      $635



     You will pay the following expenses if you do not sell your units:



     1 Year  3 Years  5 Years  10 Years
      $266    $437     $487      $635



 9.  IS THE FUND MANAGED?

     Unlike a mutual fund, the Fund is not
     managed and securities are not sold
     because of market changes. However, the
     Fund may sell a security if certain
     adverse credit or other conditions exist
     (for example, if the credit quality of
     any security's parent debt falls below
     BBB-).

10.  HOW DO I BUY UNITS?

     You can buy units from any of the
     Sponsors and other broker-dealers. Some
     banks may offer units for sale through
     special arrangements with the Sponsors,
     although certain legal restrictions may
     apply.

     The minimum investment is $250.

     UNIT PRICE PER 1,000 UNITS       $926.16
     (as of February 16, 2000)

     Unit price is based on the net asset
     value of the Fund plus the up-front
     sales fee. Unit price also includes the
     estimated organization costs shown on
     the previous page. An independent
     evaluator prices the securities at 3:30
     p.m. Eastern time every business day.
     Unit price changes every day with
     changes in the prices of the securities
     in the Fund.

     UNIT PAR VALUE                     $1.00
     Unit par value means the total amount of
     money you should generally receive on
     each unit by the termination of the Fund
     (other than income and premium on the
     securities). This total amount assumes
     that all securities in the Fund are
     either paid at maturity or called by the
     issuer at par or are sold by the Fund at
     par. If you sell your units before the
     Fund terminates, you may receive more or
     less than the unit par value.

11.  HOW DO I SELL UNITS?
     You may sell your units at any time to
     any of the Sponsors or the Trustee for
     the net asset value determined at the
     close of business on the date of sale,
     less any remaining deferred sales fee.
     You will not pay any other fee when you
     sell your units.

12.  HOW ARE DISTRIBUTIONS MADE AND TAXED?

     The Fund pays income monthly. Interest
     on the securities in the Fund is subject to federal income taxes for U.S.
     investors, but if you are a non-U.S.
     investor, your interest may be exempt
     from U.S. federal income taxes,
     including withholding taxes. Interest on the U.S. Treasury notes will be exempt from state and local personal income taxes.

13.  WHAT OTHER SERVICES ARE AVAILABLE?

     EXCHANGE PRIVILEGES
     You may exchange units of this Fund for
     units of certain other Defined Asset
     Funds. You may also exchange into this
     Fund from certain other funds. We charge a reduced sales fee on exchanges.

--------------------------------------------------------------------------------

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

MONTHLY INCOME

The Fund will pay you regular monthly income. Your monthly income may vary because of:
  - elimination of one or more securities from the Fund's portfolio because of calls, redemptions or sales;
  - a change in the Fund's expenses; or
  - the failure by a securities issuer to pay interest.

Changes in interest rates generally will not affect your monthly income because the portfolio is fixed.

RETURN FIGURES

We cannot predict your actual return, which will vary with unit price, how long you hold your investment and changes in the portfolio, interest income and expenses.

ESTIMATED CURRENT RETURN equals the estimated annual cash to be received from the securities in the Fund less estimated annual Fund expenses, divided by the Unit Price (including the maximum sales fee):

Estimated Annual         Estimated
Interest Income   -   Annual Expenses
-------------------------------------
             Unit Price


ESTIMATED LONG-TERM RETURN is a measure of the estimated return over the estimated life of the Fund. Unlike Estimated Current Return, Estimated Long-Term Return reflects maturities, discounts and premiums of the securities in the Fund. It is an average of the yields to maturity (or in certain cases, to an earlier call date) of the individual securities in the portfolio, adjusted to reflect the Fund's maximum sales fee and estimated expenses. We calculate the average yield for the portfolio by weighting each security's yield by its market value and the time remaining to the call or maturity date.


Yields on individual securities depend on many factors including general conditions of the preferred security markets, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among securities with similar maturities, coupons and ratings.

These return quotations are designed to be comparative rather than predictive.

RECORDS AND REPORTS

You will receive:
- a monthly statement of income payments;
- a notice from the Trustee when new securities are deposited in exchange or substitution for securities originally deposited;
- an annual report on Fund activity; and
- annual tax information. THIS WILL ALSO BE SENT TO THE IRS. YOU MUST REPORT THE AMOUNT OF INCOME RECEIVED DURING THE YEAR.

You may request:
- copies of security evaluations to enable you to comply with federal and state tax reporting requirements; and
- audited financial statements of the Fund.

You may inspect records of Fund transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

INTEREST RATE RISK

Investing involves risks, including the risk that your investment will decline in value if interest rates rise. Generally, securities with longer maturities will change in value more than securities with shorter maturities. Securities in the Fund are more likely to be called when interest rates decline. This may result in early termination of the Fund. Of course, we cannot predict how interest rates may change.

CALL RISK

Many securities can be prepaid or "called" by the issuer before their stated maturity.

For example, an issuer might call its securities if it no longer needs the money for the original purpose or, during periods of falling interest rates, if the issuer's preferred securities have a coupon higher than current market rates. If the securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity. An early call at par of a premium security will reduce your return.

REDUCED DIVERSIFICATION RISK

If many investors sell their units, the Fund will have to sell securities. This could reduce the diversification of your investment and increase your share of Fund expenses.

LIQUIDITY RISK


The securities will generally trade in the over-the-counter market. We cannot assure you that a liquid trading market will exist, especially since current law may restrict the Fund from selling securities to the Sponsors. The value of the securities, and of your investment, may be reduced if trading in securities is limited or absent. As a result, you would generally be required to include original issue discount in respect of those junior subordinated debentures in income during the deferral period. After the deferral period, you would include original issue discount in income, rather than the amount of interest paid on the junior subordinated debentures.


CONCENTRATION RISK

When a certain type of security makes up 25% or more of the portfolio, the Fund is said to be "concentrated" in that security type, which makes the Fund less diversified.

Here is what you should know about the Fund's concentration in trust preferred securities.

  - From an investor's point of view, trust preferred securities (TPS) are designed to create the same business risk as if the investor had bought unsecured junior subordinated debt of the company establishing the trust (the "parent company") with the same terms. Each trust's ability to pay distributions on its TPS is solely dependent on the parent company fulfilling its obligations with respect to the payment of interest on its junior subordinated debentures that are the trust's sole asset.
  - Investors have no right to accelerate the TPS or the junior subordinated debentures for non-payment.
  - The parent company may cause a deferral of cash distributions at any time during the life of the TPS. The parent company may cause more than one deferral but no deferral may last longer than 10 consecutive semi-annual periods. During any deferral period, the parent company may not pay dividends on its common stock or preferred stock and may not make certain other payments. During any deferral period, investors will be taxed as if the Fund had received current income. A holder that disposes of TPS during a period of deferred payments may not receive the same return on its investment as a holder that continues to hold TPS. There is no guarantee that payments will not be deferred.

  - The TPS are subject to redemption at the option of the parent company after 3 to 5 years at par. In addition, if the favorable tax or regulatory treatment of the TPS were to change, the parent company generally may redeem the TPS at par at anytime or exchange the TPS for the junior subordinated debentures. There is no guarantee that the TPS will not be redeemed prior to maturity.



Here is what you should know about the Fund's concentration in corporate utility bonds:


  - payment for these bonds depends on rates that the utility companies may charge, the demand for their services and their operating costs;


  - electric utilities face pressure to keep rates low, which may make it difficult to recover investments in generating plant;


  - utilities generally are sensitive to costs and availability of fuel; and


  - some electric utilities are subject to the risks of the nuclear industry.


TAX RISK

Future tax legislation or positions taken by the Internal Revenue Service could affect the value of the Portfolio by characterizing obligations such as the junior subordinated debentures as equity. Congress has considered proposals to that effect in the past and may do so again in the future. In addition, the Trust Preferred Securities could be characterized as equity interests in the issuing corporation.

RATING RISK

A reduction in a security's rating may decrease its value and, indirectly, the value of your investment in the Fund.

LITIGATION RISK

We do not know of any pending litigation that might have a material adverse effect upon the Fund.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on net asset value. Your net asset value is calculated each business day by:
  - ADDING the value of the securities, net cash and any other Fund assets;
  - SUBTRACTING accrued but unpaid Fund expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors and any other Fund liabilities; and
  - DIVIDING the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the portfolio.

As of the close of the initial offering period, the price you receive will be reduced to reflect estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining installments will be deducted from your proceeds.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value without any other fee or charge other than any remaining deferred sales charge. We may resell the units to other buyers or to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices.

We have maintained a secondary market continuously for over 28 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by sending the Trustee a letter (with any outstanding certificates if you hold Unit certificates). You must properly endorse your certificates (or execute a written transfer instrument with signatures guaranteed by an eligible institution). Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee may sell your units in the over-the-counter market for a higher price, but it is not obligated to do so. In that case, you will receive the net proceeds of the sale.

If the Fund does not have cash available to pay you for units you are selling, the Sponsors will select securities to be sold. Securities will be selected based on market and credit factors. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than the unit par value and also reduce the size and diversity of the Fund.

If you acquire 25% or more of the outstanding units of the Fund and you sell units with a value exceeding $250,000, the Trustee may choose to pay you "in kind" by distributing securities and cash with a total value equal to the price of those units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in kind distribution and will either hold the securities for your account or sell them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in kind.

There could be a delay in paying you for your units:
  - if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  - if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  - for any other period permitted by SEC order.

EXCHANGE OPTION

You may exchange units of certain Defined Asset Funds for units of this Fund at a maximum exchange fee of 2.50%. You may exchange units of this Fund for units of certain other funds at a reduced sales fee if your investment goals change. To exchange units, you should talk to your financial professional about what funds are exchangeable, suitable and currently available.

Normally, an exchange is taxable and you must recognize any gain or loss on the exchange. However, the IRS may try to disallow a loss if the portfolios of the two funds are not materially different; you should consult your own tax adviser.

We may amend or terminate this exchange option at any time without notice.

HOW THE FUND WORKS

PRICING


In addition, a portion of the price of a unit also consists of cash to pay all or some of the costs of organizing the Fund including:

  - cost of initial preparation of legal documents;
  - federal and state registration fees;
  - initial fees and expenses of the Trustee;
  - initial audit; and
  - legal expenses and other out-of-pocket expenses.

EVALUATIONS

An independent Evaluator values the securities on each business day (excluding Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Presidents' Day, Martin Luther King, Jr. Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). Preferred Security values are based on current bid or offer prices for the securities or comparable securities.

INCOME

  - The annual income per unit, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and changes in the expenses of the Protfolio and, to a lesser degree, upon the level of purchases of additional securities and sales of securities. There is no assurance that dividends on the securities will continue at their current levels or be declared at all.
  - Each unit receives an equal share of distributions of dividend income net of estimated expenses. Each investor's monthly income distribution will equal approximately one-twelfth of the investor's pro rata share of the estimated annual income to the Income Account, after deducting estimated expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid monthly. It also benefits when it holds cash for the Fund in non-interest bearing accounts. The Trustee may also receive additional amounts:
  - to reimburse the Trustee for the Fund's operating expenses;
  - for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
  - costs of actions taken to protect the Fund and other legal fees and expenses;
  - expenses for keeping the Fund's registration statement current; and
  - Fund termination expenses and any governmental charges.

Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Fund's registration statement yearly are also now chargeable to the Fund; the Sponsors historically paid these amounts.

The Sponsors are currently reimbursed up to 55 CENTS per $1,000 face amount annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Fund. While this fee may exceed the amount of these costs and expenses attributable to this Fund, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. The Fund also pays the Evaluator's fees.

The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.

Quarterly deferred sales charges you owe are paid with interest and principal from certain securities. If these amounts are not enough, the rest will be paid out of distributions to you from the Fund's Capital and Income Accounts.

The Sponsors will pay advertising and selling expenses at no charge to the Fund. If Fund expenses exceed initial estimates, the Fund will owe the excess. The Trustee has a lien on Fund assets to secure reimbursement of Fund expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES

The Sponsors and Trustee are not liable for any default or defect in a security; if a contract to buy any security fails in the first 90 days of the Fund, we generally will deposit a replacement corporate security with a similar yield, maturity, rating and price.

Unlike a mutual fund, the portfolio is designed to remain intact and we may keep securities in the portfolio even if their credit quality declines or other adverse financial circumstances occur. However, we may sell a security in certain cases if we believe that certain adverse credit or certain other conditions exist (e.g., if the credit quality of any security falls below BBB-).

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio. Units offered in the secondary market may not represent the same face amount of securities that they did originally.

We decide whether or not to offer units for sale that we acquire in the secondary market after reviewing:
  - diversity of the portfolio;

  - size of the Fund relative to its original size;
  - ratio of Fund expenses to income;
  - current and long-term returns;
  - degree to which units may be selling at a premium over par; and
  - cost of maintaining a current prospectus.

FUND TERMINATION

The Fund will terminate following the stated maturity or sale of the last security in the portfolio. The Fund may also terminate earlier with the consent of investors holding 51% of the units or if total assets of the Fund have fallen below 40% of the face amount of securities deposited. We will decide whether to terminate the Fund early based on the same factors used in deciding whether or not to offer units in the secondary market.

When the Fund is about to terminate you will receive a notice, and you will be unable to sell your units after that time. On or shortly before termination, we will sell any remaining securities, and you will receive your final distribution. Any security that cannot be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final sale.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

CERTIFICATES

Certificates for units are issued on request. You may transfer certificates by complying with the requirements for redeeming certificates, described above. You can replace lost or mutilated certificates by delivering satisfactory indemnity and paying the associated costs.

TRUST INDENTURE

The Fund is a "unit investment trust" governed by a Trust Indenture, a contract among the Sponsors, the Trustee and the Evaluator, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:
  - to cure ambiguities;
  - to correct or supplement any defective or inconsistent provision;
  - to make any amendment required by any governmental agency; or
  - to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Fund without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:
  - it fails to perform its duties and the Sponsors determines that its replacement is in your best interest; or
  - it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities.

Investors holding 51% of the units may remove the Trustee. The Evaluator may resign or be removed by the Sponsors and the Trustee without the consent of investors. The resignation or removal of either becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee or Evaluator may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:
  - remove it and appoint a replacement Sponsor;
  - liquidate the Fund; or
  - continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee, the Sponsors and the Evaluator.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSORS

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)

P.O. Box 9051,
Princeton, NJ 08543-9051                                                  92.00%


DEAN WITTER REYNOLDS INC. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.)
Two World Trade Center--59th Floor,
New York, NY 10048                                                         4.00%
PAINEWEBBER INCORPORATED (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019                                                         4.00%


                                                                         100.00%

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as Sponsors to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE


The Bank of New York, Unit Trust Department, P.O. 974, Wall Street Division, New York, New York 10268-0974, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.


UNDERWRITERS' AND SPONSORS' PROFITS

Underwriters receive sales charges when they sell units. The Sponsors also realize a profit or loss on deposit of the securities shown under Defined Portfolio. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.


A Sponsor or Underwriter may realize profits or sustain losses on securities in the Fund which were acquired from underwriting syndicates of which it was a member. None of the securities in the Portfolio were bought from any of the Sponsors (as sole underwriter, managing underwriter or member of an underwriting syndicate).



During the initial offering period, the Sponsors also may realize profits or sustain losses on units they hold. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.


PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc. This period is 30 days or less if all units are sold. The Sponsors may extend the initial period up to 120 days.

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.


In the initial offering period, the concession to dealers will be $24 per 1,000 units. We may change the concession at any time. Dealers may resell units to other dealers with a concession not in excess of the original concession to dealers.


CODE OF ETHICS

Merrill Lynch, as Agent for the Sponsors, has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Fund and to provide reasonable standards of conduct.

YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the "Year 2000 Problem"). To date, we are not aware of any major operational difficulties resulting from the computer system changes necessary to prepare for the Year 2000. However, there can be no assurance that the Year 2000 Problem will not adversely affect the issues of the Securities contained in a Fund. We cannot predict whether any impact will be material to the Portfolio as a whole.


ADVERTISING AND SALES LITERATURE



Advertising and sales literature may state past total return performance of the Portfolio for various periods. Returns are computed by taking price changes for the period plus income reinvested, divided by the initial public offering price, and reflecting deduction of maximum Portfolio sales charges and expenses. For periods of more than a year, average annualized returns shall be stated, which may be accompanied with no greater prominence by statement of cumulatiave total returns. Returns without reflecting deduction of sales charges or only of deferred sales charges may also be stated with no greater prominence than total returns reflecting deduction of all sales charges when the different basis of computation is disclosed.


TAXES

The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances. You should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT


The Fund will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each Security in the Fund. Income from the Fund will generally be considered interest income for federal income tax purposes and be taxes at ordinary income rates. You will be considered to receive your share of any interest when that interest is received by the Fund, regardless of whether the interest is reinvested or a portion is used to pay fund expenses. Please consult your tax adviser in this regard.



Each issuer has, at the time of issuance of the Trust Preferred Securities, expressed a belief that its Trust Preferred Securities were not issued with original issue discount for federal income tax purposes. If, however, an issuer exercises its right to defer interest payments, then its junior subordinated debentures will be considered to be retired and reissued, giving rise to original issue discount. You should consult your tax adviser in this regard.


GAIN OR LOSS UPON DISPOSITION

You will generally recognize capital gain or loss when you dispose of your units for cash (by sale or redemption), when you exchange your units for units of another Defined Asset Fund or when the Trustee disposes of the Securities in the Portfolio.


Your gain, however, will generally be ordinary income to the extent of any accrued "market discount." Generally, you will have market discount to the extent that your basis in a security when you purchase a unit is less than its stated redemption price at maturity (or, if it is an original issue discount security, the issue price increased by original issue discount that has accrued before your purchase). You should consult your tax adviser in this regard.


You generally will not recognize gain or loss on an "in-kind" distsribution to you of your proportional share of the Portfolio Securities, whether it is in redemption of your units or upon termination of the Portfolio. Your holding period for the distributed Securities will include your holding period in your units.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain from the Fund will be long-term if you are considered to have held your investment that produces the gain or loss for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

YOUR TAX BASIS IN THE SECURITIES


Your aggregate basis in units that you have purchased for cash will be equal to the cost of the units, including the sales fee, and may be subject to certain adjustments. You should consult your tax adviser in this regard.



You should not increase your basis in your units by deferred sales charges or organizational expenses. The tax reporting form and annual statements you receive will be based on the net amounts paid to you, from which these expenses will already have been deducted. Your basis in Securities distributed to you will be the same as the portion of your basis in your units that is attributable to the distributed Securities and your holding period for distributed securities will include your holding period in your units.


EXPENSES

If you are an individual who itemizes deductions, you may deduct your share of Fund expenses, but only to the extent that such amount, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Portfolio expenses will be limited further if your adjusted gross income exceeds a specified amount, currently $128,950 ($64,475 for a married person filing separately).

STATE AND LOCAL TAXES


Under the income tax laws of the State and City of New York, the Fund will not be taxed as a corporation, and the income of the Fund will be treated as the income of the investors in the same manner as for federal income tax purposes. Interest on the U.S. Treasury Notes will be exempt from state and local personal income taxes.


FOREIGN INVESTORS


If you are a foreign investor and you are not engaged in a U.S. trade or businesses, you generally will not be subject to U.S. federal income tax, or withholding tax, on your share of interest income or gain on a Security issued after July 18, 1984, if you meet certain requirements, including the certification of foreign status and other matters. If the junior subordinated debentures or the Trust Preferred Securities were characterized as equity interests in the issuing corporation (see "Tax Risk"), you would generally be subject to withholding tax (generally at 30% or at a lower applicable treaty rate). You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.


RETIREMENT PLANS

You may wish to purchase units for an Individual Retirement Account (IRA) or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Fund, and other financial institutions. Fees and charges with respect to such plans may vary.

SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Fund by calling the Trustee. The supplemental information includes more detailed risk disclosure about the types of securities that may be in the Fund's portfolio, general risk disclosure concerning any insurance securing certain securities, and general information about the structure and operation of the Fund. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsor, Trustee and Holders of Corporate Income Fund, Preferred Securities Portfolio Series 100, Defined Asset Funds (the "Fund"):



We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Fund as of February 17, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of cash, and an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of February 17, 2000 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
NEW YORK, N.Y.
FEBRUARY 17, 2000


                 STATEMENT OF CONDITION AS OF FEBRUARY 17, 2000


TRUST PROPERTY


Investments--Contracts to purchase Securities(1)           $       9,151,712.50
Cash                                                                  20,000.00
                                                           --------------------
        Total                                              $       9,171,712.50
                                                           ====================
LIABILITIES AND INTEREST OF HOLDERS
Liabilities:
          Reimbursement of Sponsor for Organization
Expenses (2)                                               $          20,000.00
                                                           --------------------
          Subtotal                                                    20,000.00
                                                           --------------------
Interest of Holders of 10,000,000 Units of fractional
  undivided interest outstanding:
          Cost to investors (2)(3)(4)                              9,261,612.50
          Organization Expenses (2) and gross
underwriting commissions (3)                                        (109,900.00)
                                                           --------------------
          Subtotal                                                 9,151,712.50
                                                           --------------------
        Total                                              $       9,171,712.50
                                                           ====================


------------


        (1) Aggregate cost to the Fund of the securities listed under Defined Portfolio is based upon the offer side evaluation determined by the Evaluator at the evaluation time on the business day prior to the Initial Date of Deposit. The contracts to purchase the securities are collateralized by an irrevocable letter of credit which has been issued by The San Paolo Bank, New York Branch, in the amount of $9,151,712.50 and deposited with the Trustee for the purchase of $10,250,000 face amount of the securities.


        (2) A portion of the Unit Price consists of cash in an amount sufficient to pay for costs incurred in establishing the Fund. These costs have been estimated at $2.00 per 1,000 Units. A distribution will be made at the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors to the Sponsor will be satisfied.


        (3) Assumes the maximum up-front sales fee per 1,000 units of 1.00% of the Unit Price. A mandatory distribution of $3.13 per 1,000 Units in the first year and $3.12 per 1,000 units in the second year is payable quarterly up to an aggregate of $25.00 over approximately a two-year period. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If units are redeemed prior to the end of the second anniversary of the Fund, the remaining portion of the deferred sales charge distribution will be transferred to the account on the redemption date.

        (4) Aggregate Unit Price computed on the basis of the offer side evaluation of the underlying securities as of the evaluation time on the business day prior to the Initial Date of Deposit.

              Defined
            Asset Funds

-SM-


HAVE QUESTIONS ?                         CORPORATE INCOME FUND
Request the most                         PREFERRED SECURITIES PORTFOLIO SERIES
recent free Information                  100
Supplement that gives more               (A Unit Investment Trust)
details about the Fund,                  ---------------------------------------
by calling:                              This Prospectus does not contain
The Bank of New York                     complete information about the
1-800-221-7771                           investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         - Securities Act of 1933 (file no.
                                         333-26487) and
                                         - Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         UNITS OF ANY FUTURE SERIES MAY NOT BE
                                         SOLD NOR MAY OFFERS TO BUY BE ACCEPTED
                                         UNTIL THAT SERIES HAS BECOME EFFECTIVE
                                         WITH THE SECURITIES AND EXCHANGE
                                         COMMISSION. NO UNITS CAN BE SOLD IN ANY
                                         STATE WHERE A SALE WOULD BE ILLEGAL.
                                                                  10635RR--02/00

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

       A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........         8-7221
          Dean Witter Reynolds Inc. ..................................        8-14172
          PaineWebber Incorporated....................................        8-16267

                          ----------------------------

    B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       13-5674085
          Dean Witter Reynolds Inc. ..................................       94-0899825
          PaineWebber Incorporated....................................       13-2638166
          [The Chase Manhattan Bank, Trustee..........................      13-4994650]

                                  UNDERTAKING

The Sponsors undertake that they will not instruct the Trustee to accept from
(i) Asset Guaranty Reinsurance Company, Municipal Bond Investors Assurance Corporation or any other insurance company affiliated with a Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to such Security or (ii) any affiliate of a Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless such instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds, Municipal Insured Series, 1933 Act File No. 33-54565).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

The following exhibits:


      1.1    -- Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Corporate Income Fund Intermediate Series
               200, 1933 Act File No. 333-49975).
      1.1.1  -- Form of Standard Terms and Conditions of Trust Effective October 21,
             1993 (incorporated by reference to Exhibit 1.1.1 to the Registration
               Statement of Municipal Investment Trust Fund, Multistate Series-48,
               1933 Act File No. 33-50247).
      1.2    -- Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate
               Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933
               Act File No. 2-90925).
      2.1    --Form of Certificate of Beneficial Interest (included in Exhibit
             1.1.1).
      3.1    -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the heading "How
               The Fund Works--Legal Opinion" in the Prospectus.
      4.1    --Consent of the Evaluator.
      5.1    --Consent of independent accountants.
      9.1    -- Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Corporate Income Fund, Intermediate Term
               Series 54, 1933 Act File No. 33-57973).

                             CORPORATE INCOME FUND
                         PREFERRED SECURITIES PORTFOLIO
                                   SERIES 100
                              DEFINED ASSET FUNDS
                                   SIGNATURES



    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 17TH DAY OF FEBRUARY, 2000.


                  SIGNATURES APPEAR ON PAGE R-3, R-4 AND R-5.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593

     GEORGE A. SCHIEREN
     JOHN L. STEFFENS
     J. DAVID MEGLEN
      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279

     MARGO N. ALEXANDER
     TERRY L. ATKINSON
     BRIAN M. BAREFOOT
     STEVEN P. BAUM
     MICHAEL CULP
     REGINA A. DOLAN
     JOSEPH J. GRANO, JR.
     EDWARD M. KERSCHNER
     JAMES P. MacGILVRAY
     DONALD B. MARRON
     ROBERT H. SILVER
     MARK B. SUTTON
     By ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085,
  Reynolds Inc.:                            333-13039, 333-47553 and 333-89005

     BRUCE F. ALONSO
     RICHARD M. DeMARTINI
     RAYMOND J. DROP
     JAMES F. HIGGINS
     JOHN J. MACK
     MITCHELL M. MERIN
     STEPHEN R. MILLER
     PHILIP J. PURCELL
     JOHN H. SCHAEFER
     THOMAS C. SCHNEIDER
     ALAN A. SCHRODER
     ROBERT G. SCOTT
     By MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)